UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027410

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDWEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. JEFFERSON STREET, SUITE 102
(No. and Street)

BLOOMINGTON	ILLINOIS	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER A. PRATT (309) 820-7444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. PHILLIPS, CPA
(Name – *if individual, state last, first, middle name*)

1600 HUNT DRIVE, SUITE B	NORMAL	ILLINOIS	61761
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER A. PRATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MIDWEST SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 03/22/2008

Kettra J Baker
Notary Public

Jennifer A Pratt
Signature

CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

Phillips & Associates, CPAs, P.C.

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

TABLE OF CONTENTS
DECEMBER 31, 2007

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2007 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Phillips & Associates, CPAs, P.C.

February 25, 2008

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Financial Position
December 31, 2007

ASSETS	Allowable	Non-Allowable	Total
Current Assets:			
Cash-note 3	$ 788,049	$ -	$ 788,049
Commission and related receivable-note 4	1,473,010	27,200	1,500,210
Due from parent company	-	12,406	12,406
Other assets and receivables	-	30,697	30,697
Total Current Assets	2,261,059	70,303	2,331,362
Other Assets:			
Equipment net of accumulated depreciation	-	15,408	15,408
Security deposit with clearing house	63,642	-	63,642
TOTAL ASSETS	$ 2,324,701	$ 85,711	$ 2,410,412

LIABILITIES AND STOCKHOLDERS EQUITY	
Current Liabilities:	
Accounts payable	$ 53,351
Commissions payable	1,269,727
Income taxes accrued	141,012
Total Liabilities	1,464,090
Stockholders Equity:	
Common stock - no par value, 15,000 shares authorized; 12,073 shares issued and outstanding	229,435
Paid in capital	210,000
Retained earnings (deficit)	506,887
Total Stockholders Equity	946,322
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,410,412

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Operations and Retained Earnings
For the Year Ended December 31, 2007

	2007
Revenue:	
Securities commissions	
- Listed stock	$ 198,083
- OTC stock	8,761,180
- Mutual funds	1,893,750
- Options	900,543
- Bonds	1,034,310
Total Securities Commissions	12,787,866
Variable Annuity Commissions	1,105,952
Private Placements Fees	-
Limited Partnership Commissions	158,869
Due Diligence Fees	
Inventory- Trading Profits	322,717
Fixed Life Insurance Commissions	24,979
Variable Life Insurance Commissions	114,764
Registered Investment Advisory Fees	402,712
Miscellaneous Income	1,153,043
Total Revenues	16,070,902
Expenses:	
Commissions Expense	10,193,964
Management Fees to Parent Company -note 5	3,363,497
Principal Clearance	878,178
Quote Service Rental (net of reimbursements of $8,959)	14,541
Broker Registration Fees (Net of reimbursements of $121,243)	51,354
Other Broker Charges	9,332
Signature Guarantee Service	-
Other General and Administrative Expenses -page 12	1,680,091
Less: Expense Reimbursement and Recoveries	(210,413)
Total Expenses	15,980,544
Operating Income (Loss)	90,358
Other Income (Expense)	
Interest Income	276,205
Interest Expense	-
Total Other Income (Expense)	276,205
Income Before Taxes	366,563
Income Tax Expense(Refundable) -note 6	141,037
Net Income (Loss) for the Year	225,526
Retained Earnings - Beginning of Year	281,361
Retained Earnings (Deficit) - End of Year	$ 506,887

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flow from Operating Activities	
Net Income (loss)	$ 225,526
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	1,362
Change in Current Assets and Liabilities	
Decrease (Increase) in	
Commissions and related receivables	(399,685)
Due from Parent Company - note 5	-
Other assets and receivables	(30,697)
Increase (Decrease) in	
Accounts Payable	48,851
Commissions Payable -note 5	1,269,727
	(847,634)
Income Taxes Due Parent -note 6	141,022
Net Cash Provided by (Used for) Operating Activities	408,472
Cash Flow from Investing Activities	
Purchases of equipment	(16,701)
Net Cash Provided by (Used for) Investing Activities	(16,701)
Cash Flow from Financing Activities	
Paid in capital	210,000
Increase in Security Deposits	(697)
Net Cash Provided by (Used for) Financing Activities	209,303
Net Increase (decrease) in Cash	601,074
Cash at Beginning of Year	186,975
Cash at End of Year -note 3	$ 788,049

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the year ended December 31, 2006, the company recognized income tax benefits equal to savings provided to its parent corporation as a result of filing its return on a consolidated basis.

Advertising

Advertising costs are charged to operations when incurred and amounted to $30,546.

NOTE 2 – CORPORATE HISTORY

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

NOTE 3 – CASH

The following is a summary of cash as of December 31, 2007.

	2007		
	Allowable	Non-Allowable	Total
Checking	$ 788,049	$ -	$ 788,049
Money Market	-	-	-
Risk Trading Account	-	-	-
Total	$ 788,049	$ -	$ 788,049

NOTE 4- COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2007:

	Allowable	Non-Allowable	Total
Securities Commissions:			
Mutual Fund Commissions	$ 11,193	$ 6	$ 11,199
Clearing Houses	1,328,581	-	1,328,581
	1,339,774	6	1,339,780
Variable Annuity Commissions	21,331	3,781	25,112
Limited Partnerships	-	700	700
Other Receivables	111,905	22,713	134,618
Total	$1,473,010	$ 27,200	$1,500,210

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM/TO PARENT COMPANY

Management Fees

During the first three months of this year, First Midwest Securities, Inc. paid management fees to its parent, who employed the related individual brokers and paid operating expenses related to the securities operations. Beginning in April, the Company began paying its brokers and operating expenses directly. The amount due to the parent was paid in full. For the year ended December 31, 2007, fees under this arrangement amounted to $3,363,497. Management fees payable to the parent company as of December 31, 2007 amounted to $0.

Rent and Other

First Midwest Securities, Inc. was provided office space, telephone, and other sundry expenses as part of the management fees paid to the parent company.

Consolidated Income Taxes

First Midwest Securities, Inc. receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. (See also notes 6 and 9).

NOTE 6- INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.). Income taxes reflected in these financial statements are calculated as if First Midwest Securities, Inc. filed a separate federal income tax return.

The current and deferred components of income tax expenses:

	2007		
	Federal	State	Total
Current Income Tax Expense(Income)	$ 141,012	$ 25	$ 141,037
Deferred Income Tax	-	-	-
Total Income Tax Expenses	$ 141,012	$ 25	$ 141,037

There were no significant differences between the expected income tax income computed at the U.S. statutory income tax rate and the Company's income tax.

NOTE 7- NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 8- STOCKHOLDER'S EQUITY

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding.

The parent company paid in additional capital amounting to $210,000 during the year.

NOTE 9- ADDITIONAL CASH FLOW DISCLOSURES

There was no interest paid for the current year. State income taxes paid totaled $25.

NOTE 10- CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, the company exceeded the insured limit by $692,987.

NOTE 11- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2007.

NOTE 12 – COMMITMENTS

The Company has access to a one year open-end line-of-credit in the amount of $300,000 by agreement with its parent corporation. The line of credit obtained by the parent corporation expires March 17, 2008 and is guaranteed by the parent corporation's majority shareholder. The highest balance outstanding during the year was $6,267 and the balance as of December 31, 2007 was $-0-. The parent corporation plans to renew the agreement for another year.

Phillips & Associates, CPAs, P.C.

1500 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying financial statements of First Midwest Securities, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required supplementary information. Such information, except for page 15 which is unaudited and for which we express no opinion, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Associates, CPAs, P.C.
February 25, 2008

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
For the Year Ended December 31, 2007

Other General and Administrative Expenses	
Personnel costs	$ 739,277
Accounting	17,112
Advertising	17,354
Depreciation	1,362
Dues and subscriptions	17,654
Educational expenses	2,805
Technology expenses	103,404
Insurance	113,698
Licenses and permits	46,845
Professional and Legal Fees	462,449
Miscellaneous	8,826
Office Expense	54,296
Rent	72,769
Travel	22,240
Total Expenses	$ 1,680,091

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

Balance at beginning of year	$	510,796
Add: Net income (loss)		225,526
Paid in capital		210,000
Balance at end of year	$	946,322

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at beginning of year	$	-
Increases		-
Decreases		-
Balance at end of year	$	-

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Computation of Net Capital
December 31, 2007

Total stockholder's equity per financial statement	$	946,322
Deduct		
Haircuts on securities		(309)
Total nonallowable assets per statement of financial position		(85,711)
Net Capital	$	860,302

Computation of Excess Net Capital Requirement
December 31, 2007

Net Capital	$	860,302
Deduct: Minimum dollar net capital requirement -note 7		(100,000)
Excess Net Capital	$	760,302

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital December 31, 2007

Unaudited net capital per focus report	860,302
Adjustments to asset accounts -increase (decrease)	-
Adjustments to liability accounts -decrease (increase)	
Corporate taxes payable	-
Audited net capital	$ 860,302

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement

Unaudited Excess Net Capital	$ 760,302
Adjustments to asset accounts- increase (decrease)	-
Adjustments to liability accounts-decrease (increase)	
Corporate taxes payable	-
Audited Excess Net Capital	$ 760,302

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2007 and have issued our report thereon dated February 25, 2008. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2007, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness f the Company's internal control.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Phillips & Associates, CPA's, PC

February 25, 2008

END